1	Manulife Financial Corporation First Quarter Report to Shareholders
For the quarter ended March 31, 2007

FINANCIAL HIGHLIGHTS

As at and for the three months ended March 31
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007	2006	% Change

Net income	$987	$946	4
Net income (loss) attributed to participating policyholders	1	(6)	-
Net income attributed to shareholders	$986	$952	4
Preferred share dividends	(8)	(7)	-
Net income available to common shareholders	$978	$945	3

Premiums and deposits:
Life and health insurance premiums	$3,678	$3,552	4
Annuity and pension premiums	1,053	1,123	(6)
Segregated funds deposits	10,751	9,706	11
Mutual fund deposits	2,468	2,621	(6)
ASO premium equivalents	577	575	0
Other fund deposits	262	365	(28)
Total premiums and deposits	$18,789	$17,942	5

Funds under management:
General fund	$174,035	$167,381	4
Segregated funds	178,583	151,204	18
Mutual funds	40,383	36,736	10
Other funds	33,321	30,438	9
Total funds under management	$426,322	$385,759	11

Capitalization:			% of Total 2007	% of Total 2006
Long-term debt*	$3,016	$2,551	9	9
Liabilities for preferred shares and capital instruments	1,990	1,911	6	7
Non-controlling interest in subsidiaries	207	203	1	1
Equity
Participating policyholders' equity	156	151	1	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	14,207	14,503	44	50
Contributed surplus	125	91	-	-
Retained earnings	13,539	12,385	42	42
Accumulated other comprehensive loss	(1,475)	(3,159)	(5)	(12)
Total capital	$32,403	$29,274	100	100
* Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.63	$0.60
Diluted earnings per common share	$0.63	$0.59
Return on common shareholders' equity (annualized)	15.0%	16.3%
Adjusted return on common shareholders' equity (annualized)	16.1%	16.3%
Book value per common share	$17.15	$15.07
Common shares outstanding (in millions)
End of period	1,539	1,580
Weighted average - basic	1,546	1,584
Weighted average - diluted	1,562	1,601

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reports first quarter earnings

Total funds under management reach record of $426 billion

Manulife Financial reported first quarter shareholders’ earnings of $986 million and earnings per share of $0.63. The results included a one-time charge to earnings of $69 million related to an asset realignment undertaken to more appropriately position Manulife Financial’s assets under the new financial instrument accounting standards which became effective January 1, 2007.

Excluding the one-time impact, shareholders’ net income was $1,055 million, earnings per share were $0.68 and adjusted return on common shareholders’ equity was 17.3 per cent for the first quarter of 2007. This represents an 11 per cent increase in earnings and a 13 per cent increase in earnings per share compared to the prior year.

The first quarter earnings benefited from strong growth in in-force earnings and overall favourable operating results compared to one year ago. Slower growth in equity markets somewhat offset earnings growth.

Key highlights in the quarter were the strong operational earnings growth from the majority of our businesses. As well, record levels of premiums and deposits and funds under management bode well for future growth.

For the first quarter 2007, premiums and deposits totaled $18.8 billion, an increase of five per cent over last year and 19 per cent over the preceding quarter. Record segregated fund deposits in Canada and continued strong wealth management sales in the United States, Hong Kong and Other Asia Territories were key contributors to this positive result.

Total funds under management increased by 11 per cent, or $40.5 billion, over last year to reach a record level of $426 billion as at March 31, 2007.

OPERATING HIGHLIGHTS

Corporate
•
On May 3, 2007 the Board of Directors approved a quarterly shareholders’ dividend of $0.22 per share on the common shares of the Company, an increase of $0.02 per share, payable on and after June 19, 2007 to shareholders of record at the close of business on May 15, 2007.

•
Manulife Financial completed the previously announced redemption of US$492 million principal amount of 8.375% Capital Trust Pass-Through Securities. The redemption of the TruPS is part of Manulife Financial’s ongoing management of its capital.

United States
•
First quarter sales in John Hancock Long Term Care increased by 24 per cent over last year. The strong sales growth builds upon momentum evident in 2006, when the business achieved the number one ranking overall for long-term care sales[1] . Innovative products, diversified distribution and service excellence contributed to the recent market share gains.

•
John Hancock Mutual Funds introduced four new funds in the quarter, including the John Hancock International Allocation Portfolio and the John Hancock Lifecycle Portfolios. The funds fit well with John Hancock’s leading position in multi-managed fund of funds products and complement its popular target-risk Lifestyle portfolios.

1 LIMRA International, 2006 U.S. Individual LTCI Sales and In Force survey & LIMRA International, 2006 U.S. Group LTCI Sales and In Force survey.

•
John Hancock Life introduced four new products in the quarter, among them ‘Protection Whole Life,’ a new fully guaranteed non-participating whole life policy that offers competitive full-pay and limited pay premiums, especially for clients younger than age 70.

•
John Hancock Variable Annuities launched ‘Venture Vision,’ a new level load or ‘C Share’ variable annuity product that does not impose a surrender charge on withdrawals. With this addition, John Hancock now features a competitive product in every major variable annuity design segment offered by its distributors.

•
John Hancock Retirement Plan Services launched JH Signature, a revamp of its core product suite, which offers simplified pricing, more fund options and a flexible compensation structure. Designed to compete head to head with mutual funds, JH Signature is targeted to the mid-market and is expected to build on John Hancock's leading position in the small plan market.

Canada
•
In Individual Wealth Management, segregated fund sales exceeded $1 billion, a new quarterly sales record. The recently launched ‘IncomePlus,’ Canada’s first guaranteed minimum withdrawal benefit segregated fund product drove the strong sales growth.

•
Record sales of $1.3 billion in Group Savings and Retirement Solutions surpassed previous records by a substantial margin. First quarter sales include the business’s largest sale ever, building on recent momentum enjoyed in the large case market.

Asia and Japan
•
Manulife Financial introduced Hong Kong’s first investment-linked product with a guaranteed withdrawal benefit feature. ‘Manulife Secure IncomePlus’ was designed specifically for the baby boomer generation and provides income security as well as potential benefit from investment related gains.

•
Also in Hong Kong, Manulife Financial introduced a unique investment linked insurance plan called ‘Matrix.’ Matrix provides separate savings and protection insurance components and allows customers to select from a range of 18 protection coverages and 26 underlying investment funds.

•
In China, Manulife Financial received approval to open a sales office in Changzhou, its third city license in Jiangsu Province, and a sales office in Deyang, its second city in Sichuan province. The Company is now licensed in 19 cities across China, with plans for further national expansion throughout the year.

Awards
•	Manulife Financial received a number of awards in the quarter including the following:

o
For the fourth year in a row, John Hancock earned a favourable Quality Evaluation for its investment options, manager selection and monitoring process by Standard & Poor’s Investment Advisory Services LLC.

o
In Canada, Manulife Mutual Funds ranked first in customer service for the sixth consecutive year in a study by Environics Research Group. In addition, Manulife Financial’s Canadian universal life and segregated fund statements ranked first in a study by DALBAR Inc.

o
In Hong Kong, Manulife Financial was awarded the ‘Caring Company’ title for the fifth consecutive year by the Hong Kong Council of Social Service. The Company was also recognized as Hong Kong’s top-quality insurance company by readers of East Week, and won the Sing Tao Excellent Services Brands Awards 2006.

Dominic D’Alessandro
President and Chief Executive Officer

KEY PERFORMANCE MEASURES

Shareholders’ Net Income (Canadian $ in millions, unaudited)	Diluted Earnings per Common Share (Canadian $, unaudited)

Return on Common Shareholders’ Equity (annualized %, unaudited)	Premiums and Deposits (Canadian $ in millions, unaudited)

*  excludes the impact of a one-time $69 million charge to reposition assets, as part of the implementation of the Financial Instruments accounting standard, 3855. With respect to ROE, it excludes Accumulated Other Comprehensive Income related to available-for-sale securities and cash flow hedges.

Funds Under Management (Canadian $ in billions, unaudited)	Capital (Canadian $ in millions, unaudited)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	1Q07	4Q06	1Q06
Shareholders’ Net Income (C$ millions)	986	1,100	952
Premiums & Deposits (C$ millions)	18,789	15,819	17,942
Funds under Management (C$ billions)	426.3	414.0	385.8
Capital (C$ billions)	32.4	31.5	29.3

Effective January 1, 2007, Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively with MFC, the “Company”) adopted four new Canadian accounting standards, Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases. The changes related to the new financial instruments standard resulted in a charge to opening shareholders’ retained earnings of $176 million. In addition, unrealized gains on assets classified as available for sale and cash flow hedges contributed a $1,741 million opening adjustment to Accumulated Other Comprehensive Income (“AOCI”), a new component of shareholders’ equity. Assets were realigned in response to the introduction of the new financial instruments accounting standard in the first quarter of 2007 reducing earnings by $69 million. The charge represents the impact on actuarial liabilities of realigning assets between those backing policy liabilities and those backing surplus. This charge has no economic impact on the Company. Excluding this charge, the change in accounting policies did not have a material impact on shareholders’ net income in the quarter. The changes related to the new standard for leveraged leases resulted in a charge to opening shareholders’ retained earnings of $157 million.

Net Income

The Company’s shareholders’ net income for the first quarter of 2007 was $986 million. Excluding the $69 million charge as a result of repositioning assets, net income would have been $1,055 million, up 11 per cent from $952 million reported a year earlier. The increase in earnings was a result of strong business growth across almost all businesses and strong fee income based on higher assets under management across all wealth management businesses. Also contributing to the increase were the gains related to the reduction in equity exposure in the Daihyaku block in Japan. The increases were partially offset by changes in actuarial methods and assumptions which decreased earnings for the current quarter by $5 million compared to an increase in earnings in the first quarter of 2006 of $32 million.

Diluted Earnings per Share and Adjusted Return on Common Shareholders’ Equity

First quarter reported diluted earnings per common share was $0.63 and return on shareholders’ equity was 15.0 per cent. Excluding the impact of the asset repositioning charge of $69 million, diluted earnings per common share was $0.67, up 14 per cent from $0.59 in 2006 and return on shareholders’ equity was 16.1 per cent.

Management measures return on common shareholders’ equity excluding the components of AOCI resulting from the new accounting policies as it is more comparable to prior periods and more appropriately reflects achieved returns. Adjusted return on common shareholders’ equity was 16.1 per cent or 17.3 per cent excluding the $69 million earnings charge for asset repositioning for the three months ended March 31, 2007, a decrease of 20 basis points over 16.3 per cent for the three months ended March 31, 2006.

Premiums and Deposits

Premiums and deposits for the quarter were $18.8 billion, up five per cent from $17.9 billion reported a year earlier. The increase reflects record sales in Canadian Division’s Group Savings and Retirement Solutions, driven by the addition of a large defined contribution pension plan, and continued sales success of Individual Wealth Management’s new ‘IncomePlus’ product.

Funds under Management

Funds under management grew by 11 per cent, or $40.5 billion, to $426.3 billion as at March 31, 2007. The increase is primarily driven by the growth in our wealth management businesses. The recording of our securities at fair value in accordance with the new financial instruments accounting standards resulted in an increase of $4.4 billion as at January 1, 2007. These increases were partially offset by the $3.9 billion negative impact of a strengthened Canadian dollar and $3.7 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital

Total capital was $32.4 billion as at March 31, 2007, up $3.1 billion from $29.3 billion as at March 31, 2006. The increase of $1,565 million in shareholders’ equity due to the change in accounting standards for financial instruments, net new debt capital issued of $604 million and shareholders’ net income in the past twelve months of $4,019 million were partially offset by shareholders’ dividends of $1,197 million, the repurchase of 48 million common shares for $1,778 million and charges of $57 million to AOCI primarily due to the strengthened Canadian dollar over the last twelve months. AOCI excluding currency translation increased from the opening balance by $105 million primarily as a result of an increase in unrealized net gains on securities classified as available for sale. On February 1, 2007, MIC Financing Trust I redeemed its total outstanding U.S. $492.5 million trust preferred securities at par.

Performance by Division

U.S. Insurance

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	142	168	158
Premiums & Deposits (millions)	1,652	1,831	1,689
Funds under Management (billions)	62.5	61.3	58.4

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	121	148	137
Premiums & Deposits (millions)	1,410	1,608	1,462
Funds under Management (billions)	54.2	52.6	50.0

U.S. Insurance shareholders’ net income for the first quarter of 2007 was $142 million, down $16 million from $158 million reported a year earlier. The earnings decrease was due to lower investment related gains. As well this quarter, John Hancock Life had reduced new business profits which were offset by improved claims experience.

Premiums and deposits of $1.7 billion for the quarter were unchanged from the first quarter of 2006. Lower sales in John Hancock Life were largely offset by higher renewal premiums from in-force business growth, as well as higher premiums and deposits from sales and in-force business growth in John Hancock Long Term Care.

Funds under management grew by seven per cent, or $4.1 billion, to $62.5 billion as at March 31, 2007, primarily driven by in-force business growth and the impact of the equity markets over the last year.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	335	300	255
Premiums & Deposits (millions)	9,646	8,213	9,713
Funds under Management (billions)	197.9	196.7	181.4

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	285	263	221
Premiums & Deposits (millions)	8,232	7,214	8,413
Funds under Management (billions)	171.6	168.8	155.4

U.S. Wealth Management shareholders’ net income for the first quarter of 2007 was $335 million, up 31 per cent or $80 million from $255 million reported a year earlier. The increase over the prior year was primarily due to higher fee income on higher average assets, favourable investment returns, improved claims experience in JH Fixed products and the impact of updating acquisition cost amortization schedules.

Premiums and deposits for the quarter were $9.6 billion, down one per cent from $9.7 billion reported in the first quarter of 2006. Growth in deposits in Retirement Plan Services driven by the impact of new sales and higher recurring deposits from the growing block of in-force participants, was offset by declines in other businesses. Variable Annuity deposits declined from very strong levels a year ago. JH Fixed products premiums and deposits also declined, reflecting lower annuity sales as well as the non-recurrence of a significant Single Premium Annuity sale in the prior year.

Funds under management grew by nine per cent, or $16.5 billion, to $197.9 billion as at March 31, 2007. The increase was due to continued strong net policyholder cash flows and the cumulative effect of favourable equity market performance in the Variable Annuity, JH Mutual Funds and Retirement Plan Services businesses over the past year. These increases were partially offset by declines in general fund assets due to scheduled maturities in the JH Fixed institutional business.

Canadian Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	218	247	238
Premiums & Deposits (millions)	4,893	3,460	3,733
Funds under Management (billions)	81.4	77.4	71.1

Canadian Division’s shareholders’ net income for the first quarter of 2007 was $218 million, down $20 million from $238 million reported a year earlier. Increases in earnings due to business growth and favourable equity market performance, particularly in the wealth management businesses and Manulife Bank, were more than offset by less favourable claims experience primarily in Group Benefits. In addition, equity market returns, while positive, were down from the first quarter of 2006 which resulted in lower earnings from segregated fund guarantees.

Premiums and deposits for the quarter were $4.9 billion, up 31 per cent from $3.7 billion reported in the first quarter of 2006 driven by increases in segregated fund deposits. Segregated fund deposits increased by $1.2 billion from a year ago reflecting record sales in Group Savings and Retirement Solutions, driven by the addition of one of the largest defined contribution pension plans in Canada, and continued sales success of Individual Wealth Management’s new ‘IncomePlus’ product.

Funds under management grew by 15 per cent, or $10.3 billion, to $81.4 billion as at March 31, 2007. The growth in funds under management reflects net sales of segregated funds in our wealth management businesses and the positive impact of rising equity markets over the past year. In addition, assets in Manulife Bank grew by $1.8 billion due to the continued sales success of its loan and mortgage products.

Asia and Japan Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	214	191	162
Premiums & Deposits (millions)	2,291	1,957	2,582
Funds under Management (billions)	40.8	38.0	33.6

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	183	167	141
Premiums & Deposits (millions)	1,955	1,718	2,235
Funds under Management (billions)	35.4	32.6	28.8

Asia and Japan Division’s shareholders’ net income for the first quarter of 2007 was $214 million, up $52 million from $162 million reported a year earlier. Japan contributed $30 million of the increase largely driven by growth in the in-force variable annuity business, the gains related to a reduction in equity exposure in the Daihyaku block and positive mortality experience. Hong Kong contributed $8 million of the increase, primarily from increased fee income on the growth of assets under management in the pension and wealth management businesses. Outside Hong Kong and Japan (“Other Asia Territories”) earnings increased $14 million. This result was driven by growth in Indonesia’s earnings on in-force business, earnings on Taiwan’s newly launched universal variable life product, higher margins on repriced riders and higher investment income.

Premiums and deposits for the quarter were $2.3 billion, down 11 percent from $2.6 billion reported in the first quarter of 2006. Lower variable annuity sales through our primary bank partner in Japan were partially offset by a recovery in Indonesia mutual fund sales, sales of our investment linked products in Singapore, and growth in Hong Kong’s pension business.

Funds under management grew by 21 per cent, or $7.2 billion, to $40.8 billion as at March 31, 2007. Growth was driven by higher business volumes in Hong Kong’s pension and wealth management products, Japan’s variable annuity products, and the recovery of the mutual fund market in Indonesia.

Reinsurance Division

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	69	68	92
Premiums (millions)	275	307	225

	Quarterly Results
U.S. dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	59	60	80
Premiums (millions)	235	269	195

Reinsurance Division’s shareholders’ net income for the first quarter of 2007 was $69 million, down $23 million from $92 million reported a year earlier. The current quarter reflects favourable Life claims experience; however, Property and Casualty claims experience was less favourable as 2006 included a release of hurricane loss provisions from earlier quarters.

Premiums for the quarter were $275 million, up 22 percent from $225 million reported in the first quarter of 2006. Higher Life reinsurance and International Group Program premiums were partly offset by a decrease in Property and Casualty reinsurance premiums.

Corporate and Other

	Quarterly Results
Canadian dollars	1Q07	4Q06	1Q06
Shareholders’ Net Income (millions)	8	126	47
Funds under Management (billions)	40.9	37.7	38.2

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events. Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute. Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the first quarter of 2007 was $8 million. Excluding the $69 million charge for asset repositioning net income would have been $77 million, up $30 million from $47 million reported a year earlier. The major drivers of the increase were improved credit experience, improved claims experience from the John Hancock Accident and Health business as well as a reduction of operating costs compared to a year ago. Partially offsetting these were changes in actuarial methods and assumptions that resulted in a decrease in earnings of $5 million for the current quarter versus an increase of $32 million in the first quarter of 2006.

Funds under management grew by seven per cent, or $2.7 billion, to $40.9 billion at March 31, 2007. The increase due to recording our securities at fair value in 2007 was $2.3 billion.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. Non-GAAP measures include adjusted return on common shareholders’ equity, premiums and deposits, funds under management and new business embedded value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Risk Management

Our risk management practices and key risk factors are outlined on pages 20 to 30 of our 2006 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy

The Company’s capital management policy and related procedures are outlined on pages 31 and 32 of the 2006 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics. Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at March 31, 2007 was 232 per cent, a decrease of 11 points from the 243 per cent as at December 31, 2006, still well in excess of OSFI’s target level of 150 per cent. Earnings and gains on assets backing surplus in the quarter were more than offset by reductions in available capital due to redemption of TruPS capital and amounts upstreamed to MFC to fund shareholder dividends and share buybacks.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”). Note 17 of the annual consolidated financial statements describes the entities with which the Company has significant relationships. There were no significant changes to these relationships during the three months ended March 31, 2007.

Accounting Policies

Our significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 54 to 57 of our 2006 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 33 to 38 of our 2006 Annual Report. In addition, in the determination of the fair values of financial instruments, if observable market data is not available, management applies judgment in the selection of valuation models.

Accounting Changes

There have not been any significant changes to our accounting policies in 2007, except as described in note 2 to the unaudited interim summary consolidated financial statements.

a) Financial instruments
Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments - Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises - Specific Items”. Section 4211 replaces section 4210. As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards. Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises. The changes in accounting policies were adopted prospectively.

In accordance with the new handbook sections, effective January 1, 2007 the Company has designated all financial assets as either fair value, available-for-sale (“AFS”), or loans and receivables. Financial instruments designated as fair value, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Equities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities that support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated AFS. Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated. The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006 for other than real estate, was eliminated through opening retained earnings. In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under section 4210, equity impairments were not recognized unless the entire portfolio was impaired. Under the new standards we recognize impairments on equities classified as AFS on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as held for trading, designated as fair value or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, we have designated consumer notes under the fair value option in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007 were classified as trading.

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million. Amounts previously reported as currency translation account have been reclassified to AOCI.

See note 2 to the unaudited interim summary consolidated financial statements for further details.

b)  Accounting for leveraged leases
Effective January 1, 2007 we adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Revenue
Premium income
Life and health insurance	$3,678	$3,996	$3,629	$3,593	$3,552	$3,748	$3,803	$3,670
Annuities and pensions	1,053	1,084	1,049	1,078	1,123	1,065	1,117	913
Total premium income	$4,731	$5,080	$4,678	$4,671	$4,675	$4,813	$4,920	$4,583
Investment income	2,549	2,863	2,593	2,368	2,609	2,512	2,536	2,499
Other revenue	1,340	1,247	1,140	1,150	1,120	1,070	1,029	1,011
Total revenue	$8,620	$9,190	$8,411	$8,189	$8,404	$8,395	$8,485	$8,093
Income before income taxes	$1,342	$1,440	$1,330	$1,271	$1,295	$1,202	$941	$1,153
Income taxes	(355)	(332)	(362)	(323)	(349)	(302)	(194)	(309)
Net income	$987	$1,108	$968	$948	$946	$900	$747	$844

Basic earnings per common share	$0.63	$0.71	$0.62	$0.61	$0.60	$0.57	$0.47	$0.52
Diluted earnings per common share	$0.63	$0.70	$0.62	$0.60	$0.59	$0.56	$0.46	$0.52
Segregated funds deposits	$10,751	$7,879	$7,705	$7,997	$9,706	$8,844	$8,224	$7,285
Total assets	$191,293	$186,160	$177,820	$177,013	$182,932	$182,651	$180,017	$185,835
Segregated funds net assets	$179,441	$172,937	$154,606	$146,904	$151,858	$140,361	$132,124	$128,730

Weighted average common shares	1,546	1,545	1,551	1,570	1,584	1,584	1,593	1,598
Diluted weighted average common shares	1,562	1,561	1,566	1,586	1,601	1,600	1,608	1,613

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.20 per share on the common shares of MFC, payable on and after March 19, 2007 to shareholders of record at the close of business on February 26, 2007. A dividend of $0.25625 per share was also declared on the Non-cumulative Class A Shares Series 1 of MFC, payable on and after March 19, 2007 to shareholders of record at the close of business on February 26, 2007. A dividend of $0.29063 per share was also declared on the Non-cumulative Class A Shares Series 2 of MFC, payable on and after March 19, 2007 to shareholders of record at the close of business on February 26, 2007. A dividend of $0.28125 per share was also declared on the Non-cumulative Class A Shares Series 3 of MFC, payable on and after March 19, 2007 to shareholders of record at the close of business on February 26, 2007. A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of MLI, payable on and after March 31, 2007 to shareholders of record at the close of business on March 15, 2007.

Outstanding Shares
As at May 7, 2007, MFC had 1,536 million common shares outstanding and 14 million Class A Shares, Series 1. On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three months ended March 31, 2007 and 2006 and the MD & A and audited consolidated financial statements contained in Manulife’s 2006 Annual Report. This MD & A is dated May 7, 2007.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market. Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Consolidated Balance Sheets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2007	2006	2006
Assets
Invested assets
Cash and short-term securities	$10,381	$10,745	$8,220
Securities (note 4)
Bonds	80,860	78,085	80,140
Stocks	12,510	11,272	9,762
Loans
Mortgages	27,641	28,131	27,845
Private placements	24,406	25,074	24,312
Policy loans	6,417	6,413	6,191
Bank loans	2,081	2,009	1,909
Real estate	6,118	5,905	5,341
Other investments	3,621	3,530	3,661
Total invested assets	$174,035	$171,164	$167,381
Other assets
Accrued investment income	$1,578	$1,557	$1,660
Outstanding premiums	638	669	585
Goodwill	7,409	7,461	7,509
Intangible assets	1,686	1,708	1,736
Derivatives (note 5)	2,500	400	139
Miscellaneous	3,447	3,201	3,922
Total other assets	$17,258	$14,996	$15,551
Total assets	$191,293	$186,160	$182,932
Segregated funds net assets	$179,441	$172,937	$151,858

Liabilities and Equity
Policy liabilities	$137,367	$130,819	$131,564
Deferred realized net gains	121	4,442	4,391
Bank deposits	7,921	7,845	5,890
Consumer notes	2,711	2,860	2,912
Future income tax liability	2,564	2,258	1,559
Derivatives (note 5)	2,251	910	468
Other liabilities	5,955	5,543	6,874
	$158,890	$154,677	$153,658
Long-term debt (note 7)	3,016	3,058	2,551
Liabilities for preferred shares and capital instruments (note 8)	1,990	2,567	1,911
Non-controlling interest in subsidiaries	207	202	203
Equity
Participating policyholders' equity	156	142	151
Shareholders' equity
Preferred shares (note 9)	638	638	638
Common shares (note 9)	14,207	14,248	14,503
Contributed surplus	125	125	91
Retained earnings	13,539	13,512	12,385
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges (note 10)	1,846	-	-
on translation of net foreign operations (note 10)	(3,321)	(3,009)	(3,159)
Total equity	$27,190	$25,656	$24,609
Total liabilities and equity	$191,293	$186,160	$182,932
Segregated funds net liabilities	$179,441	$172,937	$151,858

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro	Arthur R. Sawchuk
President and Chief Executive Officer	Chairman of the Board of Directors

Consolidated Statements of Operations

For the three months ended March 31,
(Canadian $ in millions except per share amounts, unaudited)	2007	2006
Revenue
Premium income	$4,731	$4,675
Investment income (note 4)	2,549	2,609
Other revenue	1,340	1,120
Total revenue	$8,620	$8,404

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,651	$1,506
Maturity and surrender benefits	2,179	2,704
Annuity payments	842	828
Policyholder dividends and experience rating refunds	364	348
Net transfers to segregated funds	150	116
Change in actuarial liabilities	(271)	(615)
General expenses	837	820
Investment expenses (note 4)	241	198
Commissions	912	918
Interest expense	307	215
Premium taxes	59	65
Non-controlling interest in subsidiaries	7	6
Total policy benefits and expenses	$7,278	$7,109

Income before income taxes	$1,342	$1,295
Income taxes	(355)	(349)
Net income	$987	$946

Net income (loss) attributed to participating policyholders	$1	$(6)

Net income attributed to shareholders	$986	$952
Preferred share dividends	(8)	(7)
Net income available to common shareholders	$978	$945

Weighted average number of common shares
outstanding (in millions)	1,546	1,584
Weighted average number of diluted common shares
outstanding (in millions)	1,562	1,601

Basic earnings per common share	$0.63	$0.60

Diluted earnings per common share	$0.63	$0.59

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statements of Equity
For the three months ended March 31,
(Canadian $ in millions, unaudited)	2007	2006
Participating policyholders' equity
Balance, January 1	$142	$157
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	13	-
Net income (loss)	1	(6)
Balance, March 31	$156	$151

Preferred shares
Balance, January 1	$638	$344
Preferred shares issued (note 9)	-	300
Issuance costs, net of tax	-	(6)
Balance, March 31	$638	$638

Common shares
Balance, January 1	$14,248	$14,490
Issued on exercise of stock options and deferred share units	53	77
Purchase and cancellation (note 9)	(94)	(64)
Balance, March 31	$14,207	$14,503

Contributed surplus
Balance, January 1	$125	$93
Cumulative effect of adopting new accounting policy for
stock-based awards	-	7
Exercise of stock options	(8)	(17)
Stock option expense	7	8
Tax benefit of stock options exercised	1	-
Balance, March 31	$125	$91

Retained earnings
Balance, January 1	$13,512	$11,918
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	(176)	-
Leveraged leases, net of income taxes of $77	(157)	-
Stock-based awards, net of income taxes of $2	-	(10)
Net income	986	952
Preferred share dividends	(8)	(7)
Common share dividends	(310)	(277)
Purchase and cancellation of common shares (note 9)	(308)	(191)
Balance, March 31	$13,539	$12,385

Accumulated other comprehensive (loss) income
Balance, January 1	$(3,009)	$(3,215)
Cumulative effect of adopting new accounting policies, net of income taxes of $526	1,741	-
Other comprehensive (loss) income	(207)	56
Balance, March 31 (note 10)	$(1,475)	$(3,159)

Total equity	$27,190	$24,609
The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statement of Comprehensive Income

For the three months ended March 31, 2007
(Canadian $ in millions, unaudited)

Net income attributed to shareholders	$986
Other comprehensive income (loss)
Change in unrealized gains on available-for-sale financial securities
Unrealized gains arising during the period, net of income taxes of $39	$152
Recognition of realized gains to net income, net of income taxes of $19	(65)

Changes in gains on derivative investments designated as cash flow hedges
Gains arising during the period, net of income taxes of $10	19
Recognition of gains to net income, net of income taxes of $1	(1)

Change in unrealized currency translation gains (losses) of self-sustaining operations:
On translating financial statements, net of taxes of nil	(403)
On hedges, net of income taxes of $49	91
Total other comprehensive loss	$(207)
Total comprehensive income attributed to shareholders	$779

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2007	2006
Operating activities
Net income	$987	$946
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding John Hancock Fixed institutional products	390	739
Amortization of net realized gains and move to market adjustments in investments	(45)	(299)
Amortization of premium/discount	80	153
Other amortization	80	59
Net realized and unrealized gains and losses, including impairments	(187)	(127)
Future income tax expense	254	234
Stock-based compensation expense	7	8
Non-controlling interest in subsidiaries	5	5
Net income adjusted for non-cash items	$1,571	$1,718
Changes in policy related and operating receivables and payables	(447)	(308)
Cash provided by operating activities	$1,124	$1,410
Investing activities
Purchases and mortgage advances	$(12,527)	$(18,471)
Disposals and repayments	12,623	17,363
Changes in investment broker net receivables and payables	77	628
Net cash decrease from sale of subsidiaries	-	(113)
Cash provided by (used in) investing activities	$173	$(593)
Financing activities
Increase (decrease) in securities sold but not yet purchased	$179	$(380)
Issue of long-term debt	-	351
Repayment of long-term debt	(1)	(252)
Repayment of subordinated debt securities	(570)	-
Net redemptions in John Hancock Fixed institutional products	(661)	(1,354)
Bank deposits, net	78	418
Capital from joint venture partner	-	7
Consumer notes (redeemed) issued, net	(51)	8
Preferred share dividends	(8)	(7)
Common share dividends	(310)	(277)
Funds repaid, net	(2)	(34)
Purchase and cancellation of common shares	(402)	(255)
Common shares issued on exercise of options	45	60
Tax benefit of stock options exercised	1	-
Preferred shares issued, net	-	294
Cash used in financing activities	$(1,702)	$(1,421)
Cash and short-term securities
Decrease during the period	$(405)	$(604)
Currency impact on cash and short-term securities	(65)	19
Balance, beginning of period	10,328	8,262
Balance, March 31	$9,858	$7,677

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$10,745	$8,723
Fair value adjustment, January 1, 2007	(3)	-
Net payments in transit, included in other liabilities	(414)	(461)
Net cash and short-term securities, beginning of period	$10,328	$8,262
End of period
Gross cash and short-term securities	$10,381	$8,220
Net payments in transit, included in other liabilities	(523)	(543)
Net cash and short-term securities, March 31	$9,858	$7,677

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Segregated Funds
Consolidated Statements of Net Assets

As at	March 31,	December 31,	March 31,
(Canadian $ in millions, unaudited)	2007	2006	2006
Investments, at market values
Cash and short-term investments	$3,185	$3,410	$2,564
Bonds	12,019	11,524	11,387
Stocks and mutual funds	162,501	155,858	134,982
Other investments	4,138	4,078	3,690
Accrued investment income	72	86	83
Other liabilities, net	(2,474)	(2,019)	(848)
Total segregated funds net assets	$179,441	$172,937	$151,858

Composition of segregated funds net assets:
Held by policyholders	$178,583	$172,048	$151,204
Held by the Company	561	571	358
Held by other contract holders	297	318	296
Total segregated funds net assets	$179,441	$172,937	$151,858

Segregated Funds
Consolidated Statements of Changes in Net Assets

For the three months ended March 31,
(Canadian $ in millions, unaudited)	2007	2006
Additions
Deposits from policyholders	$10,751	$9,706
Net realized and unrealized investment gains	2,375	5,685
Interest and dividends	993	825
Net transfers from general fund	150	116
Total additions	$14,269	$16,332

Deductions
Payments to policyholders	$5,537	$4,553
Management and administrative fees	654	551
Currency revaluation	1,574	(269)
Total deductions	$7,765	$4,835

Net additions for the period	$6,504	$11,497
Segregated funds net assets, beginning of period	172,937	140,361
Segregated funds net assets, March 31	$179,441	$151,858

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1 Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively, with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2006 except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006 and the accompanying notes included on pages 54 to 101 of the Company’s 2006 Annual Report.

N O T E 2 Changes in Accounting Policies

a)	Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments - Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises - Specific Items”. Section 4211 replaces section 4210. As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards. Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises. The changes in accounting policies were adopted prospectively.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets as either fair value, available-for-sale (“AFS”), or loans and receivables. Financial instruments designated as fair value, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Equities not traded in an active market are carried at cost. The Company has chosen to designate bond and stock securities that support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise. Bond and stock securities which support surplus are, for the most part, designated AFS. Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated. The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate. Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings. In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities. Under section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired. Under the new standards the Company recognizes impairments, on any equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as held for trading, designated as fair value or are derivatives. Other financial liabilities are measured at amortized cost. As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes under the fair value option in order to reduce any recognition inconsistency. The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were classified as trading.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211 except for certain reinsurance contracts. Reinsurance contracts principally involving the transfer of financial risks are accounted for under section 3855 and are measured at fair value. The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees. In addition, the Reinsurance Division has entered into similar contracts with other insurance companies. The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts. The change in fair value of these contracts is reported as change in actuarial liabilities. The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities. Consequently, the carrying value of actuarial liabilities was updated to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI. The new accounting policies for derivatives are outlined in note 5.

The changes in accounting policies resulted in a charge to opening retained earnings of $176, an increase in opening participating policyholders’ equity of $13 and an increase in opening AOCI of $1,741. Amounts previously reported as currency translation account have been reclassified to AOCI.

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

	January 1,	Accounting	December 31,
	2007	Policy Changes	2006	reference
Assets
Invested assets
Cash and short-term securities	$10,742	$(3)	$10,745
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	-	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,565	$4,401	$171,164

Other assets	$14,596	$-	$14,596
Derivatives	2,007	1,607	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,168	$6,008	$186,160

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Future income tax liability	2,429	171	2,258	9
Derivatives	1,850	940	910	10
Other liabilities	5,536	(7)	5,543	11
	$159,123	$4,446	$154,677
Long-term debt	3,033	(25)	3,058	12
Liabilities for preferred shares and capital instruments	2,576	9	2,567	13
Non-controlling interest in subsidiaries	202	-	202

Equity
Participating policyholders' equity	155	13	142	14
Shareholders' equity
Preferred shares	638	-	638
Common shares	14,248	-	14,248
Contributed surplus	125	-	125
Retained earnings	13,336	(176)	13,512	15
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges	1,741	1,741	-	16
on translation of net foreign operations	(3,009)	-	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,168	$6,008	$186,160

1	Net unrealized gains of $1,155 on AFS and $1,467 on fair value
2	Net unrealized gains of $1,146 on AFS and $814 on fair value
3	Hedge accounting adjustments related to loans being designated in prior years as hedged items
4	Adoption of new impairment policy for equities
5	Fair value adjustment
6	Consequential impact of change in accounting policies
7	Elimination of category for other than real estate
8	Unrealized gain related to electing fair value
9	Tax effect of opening adjustments
10	Fair value adjustment
11	Changes to cash based stock compensation awards related to hedge accounting
12	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006
13	Subordinated debt payable to MIC Financing Trust I classified as trading
14	Portion of fair value adjustments related to par surplus
15	Result of above items
16	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

b) Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006. This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change. Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers. Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $77.

N O T E 3 Future Accounting and Reporting Changes

a) Accounting for convertible debt issued

In March 2007, the Emerging Issues Committee of the CICA issued EIC 164, “Convertible and Other Debt Instruments with Embedded Derivatives”. EIC 164 requires conversion features on debt instruments issued by the Company be bifurcated between an embedded derivative and the debt, or requires the convertible debt be bifurcated into separate debt and equity instruments, or both, under certain circumstances. The change in policy is applicable for the Company on April 1, 2007 and should be retroactively applied. The Company is currently evaluating the impact of adopting this guidance.

b) Equity method of accounting

In April 2007, the Emerging Issues Committee of the CICA issued EIC 165, “Accounting by an Investor Upon a Loss of Significant Influence”. This guidance provides that if the Company no longer has significant influence over an equity method accounted investee, but continues to be an equity investor, then as part of discontinuing the equity method of accounting, the Company would derecognize its portion of investee OCI, with an offset to the carrying value of the investment. Prior periods are restated as if significant influence had never been in place. EIC 165 will be effective for the Company on July 1, 2007. The Company is currently evaluating the impact of adopting this guidance.

N O T E 4 Investments

Designation of securities

As at	March 31, 2007	January 1, 2007
Bonds - AFS	$10,253	$10,273
Bonds – Fair value option	70,607	70,434
Total bonds	$80,860	$80,707
Stocks - AFS	5,429	5,553
Stocks – Fair value option	7,081	7,679
Total stocks	$12,510	$13,232

The fair values of securities are based on bid prices. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. Trade date accounting continues to be used for all securities.

Investment income

For the three months ended March 31,	2007				2006
	Fair Value Option	Available for sale	Other	Total	Total

Cash and short term securities	$46	$93	$-	$139	$87
Bonds
Interest income	901	127	-	1,028	1,011
Gains and losses (1)	45	9	-	54	93
Stock securities
Dividend income	41	32	-	73	66
Gains and losses (2)	142	74	-	216	243
Loans
Mortgages	-	-	418	418	412
Private placements	-	-	362	362	364
Policy loans	-	-	106	106	96
Bank loans	-	-	36	36	29
Real estate	-	-	154	154	115
Derivatives	-	-	(118)	(118)	2
Other investments	-	-	81	81	91
Total investment income	$1,175	$335	$1,039	$2,549	$2,609
(1) includes amortization of deferred net realized gains in 2006.
(2)  includes amortization of deferred net realized gains and move to market adjustments in 2006.

Investment expenses

For the three months ended March 31,	2007	2006
Related to invested assets	$95	$78
Related to segregated, mutual and other funds	146	120
Total	$241	$198

N O T E 5 Derivatives and Hedging Instruments

Under the new CICA Handbook sections 3855 and 3865, all derivatives including those that are embedded in financial or non financial contracts that are not closely related to the host contracts are recorded at fair value. The method of recognizing fair value gains and losses depends on whether the derivatives are designated as hedging instruments. For derivatives that are not designated as hedging instruments, changes in fair values are recorded in investment income.

For derivatives that are designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged. In a fair value hedging relationship, changes in the fair value of the hedging derivative and the hedged risk are recorded in investment income. There is no impact on income to the extent that the hedging relationship is effective, whereas any ineffectiveness is recognized in income. In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging derivative is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulating in OCI are reclassified to net income during the periods when the hedged items affect net income. These reclassifications are to investment income with the exception of total return swaps on stock-based compensation awards that will settle in cash which are reclassified to compensation expense. Gains and losses on cash flow hedges are reclassified immediately to net income if and when a forecasted transaction is no longer expected to occur.

Fair value hedges

The Company uses interest rate swap agreements as part of its overall strategy of managing the duration of assets to specified targets. By using interest rate swap agreements the Company can lengthen or shorten the duration of its portfolio by unlocking a price, a rate or an index. In addition, the Company also manages interest rate exposure of options that are embedded in certain non insurance liabilities by using interest rate swap option agreements or by using interest rate swap agreements to modify certain liabilities such as fixed rate debt.

For the three months ended March 31, 2007, the Company recognized net losses of $5 related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company employs a variety of strategies to hedge the variability in price or foreign exchange rates. Forward starting interest rate swap agreements are used to hedge the variable cash flows associated with the future claims on the Company’s long-term care products linked to the consumer price index. Agreements related to future new businesses are designated as hedged items. Total return swaps are used to hedge the variability in cash flows associated with stock-based compensation awards that will settle in cash. Interest rate swap agreements are used to hedge the variability of cash flows on anticipated debt issuance. Interest rate swap agreements and currency swap agreements are used to hedge interest rate and currency exposure on certain debt issued.

For the three months ended March 31, 2007, the Company recognized $nil related to the ineffective portion of its cash flow hedges in investment income. The Company anticipates that net gains of approximately $7 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 30 years.

Derivatives not designated as hedging instruments

Derivatives used in portfolios supporting policy liabilities are not designated as hedging instruments because the Company has designated the securities in these portfolios as fair value. Accordingly, the changes in fair value of such derivatives and securities are recognized in investment income as they occur. Interest rate swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks. In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses.

In addition, as outlined in note 2, certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value. These include reinsurance ceded contracts of $563 and reinsurance assumed contracts of $71. These contracts are classified on the balance sheet as policy liabilities. Claims recovered under reinsurance ceded contracts offset the claim expense paid to the customer and claims paid on the reinsurance assumed contracts are reported as policy benefits.

As at March 31, 2007	Derivative Assets	Derivative Liabilities
Fair value hedges	$128	$139
Cash flow hedges	132	172
Derivatives not designated	2,240	1,940
Total	$2,500	$2,251

N O T E 6   Policy Liabilities

The net impact of changes in valuation methods and assumptions was an increase in policy liabilities of $8 for the three months ended March 31, 2007 (2006 - reduction of $49). These amounts were reported in the Corporate and Other segment.

The changes in methods and assumptions for 2007 include an increase in liabilities due to refinement of asset cash flow modeling in the U.S. Wealth Management segment for certain fixed income assets. This increase was partially offset by a reduction in liabilities due to refinement of asset cash flow modeling in Canada, as well as reductions due to refinements to liability cash flow models in the U.S. Insurance segment and Canada.

The changes in methods and assumptions for 2006 primarily related to refinements to asset cash flow projections in U.S. businesses that resulted in reductions to policy liabilities. There were similar smaller reductions to policy liabilities in Canada from asset cash flow projection refinements, offset by the impact of a refinement to liability cash flow projections for the Affinity Markets disability business in Canada.

N O T E 7  Long-term Debt

As at March 31,	2007	2006
Senior debt
5.625% Notes payable U.S. dollar	$588	$605
4.67% Medium term notes (1)	349	348
Notes payable to Manulife Finance (Delaware) LLC (2)	546	-
Other notes payable	435	468
Subordinated notes (3)
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	548	580
Total long-term debt	$3,016	$2,551

(1)	Issued on March 28, 2006. The notes bear interest at a fixed rate of 4.67%, payable semi-annually, mature March 28, 2013 and are redeemable in whole or in part by MFC at any time.
(2)	Issued on December 14, 2006. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%.
(3)	$250 5.70% Canadian dollar subordinated notes were redeemed at par plus accrued and unpaid interest to the date of redemption on February 16, 2006.

N O T E 8 Liabilities for Preferred Shares and Capital Instruments

As at March 31,	2007	2006
Preferred shares - Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Subordinated notes payable to Manulife Finance (Delaware) LLC (1)	646	-
Subordinated debt securities payable to MIC Financing Trust I (2)	-	567
Total	$1,990	$1,911
(1) Issued on December 14, 2006. The notes bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72% and are redeemable in whole or in part with regulatory approval.
(2) All of the outstanding subordinated debentures were redeemed at par plus accrued and unpaid interest to the date of redemption on February 1, 2007.

N O T E 9 Share Capital

a) Preferred shares

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300. The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share. With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

b) Common shares

On November 7, 2006, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2006. Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 4.9% of common shares outstanding. MFC is also limited to purchasing up to 2% of its outstanding common shares in any 30-day period under this bid. During the three months ended March 31, 2007, MFC purchased and subsequently cancelled 10 million of its common shares pursuant to this normal course issuer bid at a cost of $402. No common shares were purchased in 2006 pursuant to this bid.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

On June 2, 2006, MFC paid a stock dividend of one common share on each of its issued and outstanding common shares. The effect is the same as a two-for-one split of MFC’s common shares. All common share numbers and per common share amounts have been restated to reflect the stock dividend.

As at March 31, 2007, there were 34 million outstanding stock options and deferred share units (2006 - 38 million).

Number of Common Shares (in millions)	2007	2006
Balance, January 1	1,547	1,584
Issued on exercise of stock options and deferred share units	2	3
Normal course issuer bids - purchase for cancellation	(10)	(7)
Balance, March 31	1,539	1,580

N O T E 10 Accumulated Other Comprehensive Income (“AOCI”)

AOCI is a new component of shareholders’ equity resulting from the adoption of the new accounting standards for financial instruments (see note 2). Amounts previously reported as currency translation account have been reclassified to AOCI.

Components of AOCI as at	March 31, 2007	January 1, 2007	December 31, 2006
AOCI on AFS securities	$1,848	$1,761	$-
AOCI on cash flow hedges	(2)	(20)	-
AOCI on translation of net foreign operations	(3,321)	(3,009)	(3,009)
Total	$(1,475)	$(1,268)	$(3,009)

N O T E 11 Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents. Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended March 31,	2007	2006	2007	2006
Defined benefit plan expense	$5	$10	$7	$8
Defined contribution plan expense	15	14	-	-
Total	$20	$24	$7	$8

N O T E 12 Contingencies

a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b) Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

c) Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P., a wholly owned partnership. The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly. The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1%, payable quarterly. MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007 MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI, including MLI’s outstanding Class A Shares Series 6. MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:

As at and for the three months ended March 31, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$17	$16	$5,720	$2,929	$(62)	$8,620
Net income available to
shareholders	986	1	737	250	(988)	986
Invested assets	2	-	100,347	73,687	(1)	174,035
Total other assets	28,902	1,374	9,644	12,763	(35,425)	17,258
Policy liabilities	-	-	73,105	64,281	(19)	137,367
Total other liabilities	1,714	1,217	20,004	10,213	(6,412)	26,736

March 31, 2006	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$9	$-	$5,385	$3,039	$(29)	$8,404
Net income available to
shareholders	952	-	718	241	(959)	952
Invested assets	294	-	89,705	77,709	(327)	167,381
Total other assets	25,884	-	7,440	11,171	(28,944)	15,551
Policy liabilities	-	-	64,703	66,887	(26)	131,564
Total other liabilities	1,569	-	19,512	10,904	(5,226)	26,759

Guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

Details of these guarantees are outlined in note 14 (d).

N O T E 13 Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology. The income statement impact of changes in actuarial methods and assumptions (note 6) is reported in the Corporate and Other segment.
				Asia
By segment	U.S.	U.S. Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,308	$-	$1,377	$718	$275	$-	$3,678
Annuities and pensions	-	893	129	31	-	-	1,053
Total premium income	$1,308	$893	$1,506	$749	$275	$-	$4,731
Investment income	746	724	650	262	50	117	2,549
Other revenue	168	696	238	153	5	80	1,340
Total revenue	$2,222	$2,313	$2,394	$1,164	$330	$197	$8,620

Interest expense	$9	$60	$91	$14	$-	$133	$307

Income (loss) before income taxes	$214	$472	$294	$281	$100	$(19)	$1,342
Income taxes	(72)	(137)	(79)	(63)	(31)	27	(355)
Net income	$142	$335	$215	$218	$69	$8	$987

Segregated funds deposits	$344	$6,474	$2,633	$1,268	$-	$32	$10,751

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Change in foreign exchange rates	(29)	(22)	-	-	-	(1)	(52)
Balance, March 31	$2,673	$2,030	$2,051	$499	$78	$78	$7,409

As at March 31, 2007
Policy liabilities	$46,115	$38,033	$36,342	$15,000	$1,863	$14	$137,367
Total assets	$53,962	$46,332	$51,498	$18,740	$3,121	$17,640	$191,293
Segregated funds net assets held by
policyholders	$12,688	$115,578	$29,631	$18,176	$-	$2,510	$178,583

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location			Asia
For the three months ended March 31, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,454	$1,392	$718	$114	$3,678
Annuities and pensions	893	129	31	-	1,053
Total premium income	$2,347	$1,521	$749	$114	$4,731
Investment income	1,551	723	264	11	2,549
Other revenue	923	258	156	3	1,340
Total revenue	$4,821	$2,502	$1,169	$128	$8,620

				Asia
By segment	U.S.	U.S. Wealth	Canadian	and Japan	Reinsurance	Corporate
For the three months ended March 31, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,341	$-	$1,314	$672	$225	$-	$3,552
Annuities and pensions	-	969	136	18	-	-	1,123
Total premium income	$1,341	$969	$1,450	$690	$225	$-	$4,675
Investment income	740	738	804	203	51	73	2,609
Other revenue	156	577	189	114	5	79	1,120
Total revenue	$2,237	$2,284	$2,443	$1,007	$281	$152	$8,404

Interest expense	$9	$40	$60	$12	$1	$93	$215

Income before income taxes	$236	$353	$315	$210	$124	$57	$1,295
Income taxes	(78)	(98)	(83)	(48)	(32)	(10)	(349)
Net income	$158	$255	$232	$162	$92	$47	$946

Segregated funds deposits	$348	$6,222	$1,427	$1,709	$-	$-	$9,706

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Change in foreign exchange rates	2	2	-	4	-	-	8
Balance, March 31	$2,706	$2,055	$2,051	$503	$78	$116	$7,509

As at March 31, 2006
Policy liabilities	$42,598	$41,950	$31,485	$13,298	$2,050	$183	$131,564
Total assets	$50,724	$52,018	$45,523	$16,698	$3,468	$14,501	$182,932
Segregated funds net assets held by
policyholders	$11,853	$97,483	$25,157	$14,151	$-	$2,560	$151,204

By geographic location			Asia
For the three months ended March 31, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,444	$1,325	$672	$111	$3,552
Annuities and pensions	969	136	18	-	1,123
Total premium income	$2,413	$1,461	$690	$111	$4,675
Investment income	1,496	894	203	16	2,609
Other revenue	792	208	116	4	1,120
Total revenue	$4,701	$2,563	1,009	$131	$8,404

N O T E 14 Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities. Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a) Condensed Consolidated Balance Sheets

As at	March 31, 2007		December 31, 2006		March 31, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$10,437	$10,381	$10,798	$10,745	$8,283	$8,220
Securities
Bonds	109,387	80,860	109,460	78,085	108,638	80,140
Stocks	17,240	12,510	17,731	11,272	15,310	9,762
Loans
Mortgages	27,637	27,641	28,079	28,131	27,750	27,845
Private placements	-	24,406	-	25,074	-	24,312
Policy loans	6,417	6,417	6,413	6,413	6,191	6,191
Bank loans	2,081	2,081	2,009	2,009	1,909	1,909
Real estate	4,721	6,118	4,563	5,905	4,165	5,341
Other investments	3,830	3,621	3,661	3,530	3,611	3,661
Total invested assets	$181,750	$174,035	$182,714	$171,164	$175,857	$167,381
Other assets
Accrued investment income	$1,580	$1,578	$1,561	$1,557	$1,660	$1,660
Outstanding premiums	638	638	669	669	585	585
Deferred acquisition costs	12,314	-	12,054	-	10,661	-
Reinsurance deposits and amounts
recoverable	5,053	-	4,966	-	4,989	-
Goodwill	6,381	7,409	6,415	7,461	6,479	7,509
Intangible assets	1,686	1,686	1,708	1,708	1,736	1,736
Derivatives	1,542	2,500	1,193	400	1,038	139
Value of business acquired	3,977	-	4,101	-	4,294	-
Miscellaneous	4,415	3,447	4,225	3,201	4,555	3,922
Total other assets	$37,586	$17,258	$36,892	$14,996	$35,997	$15,551
	$219,336	$191,293	$219,606	$186,160	$211,854	$182,932
Segregated funds net assets (1)	169,447	-	163,483	-	143,677	-
Total assets	$388,783	$191,293	$383,089	$186,160	$355,531	$182,932
Segregated funds net assets (1)	$-	$179,441	$-	$172,937	$-	$151,858

(1) U.S. GAAP terminology is separate accounts.

a) Condensed Consolidated Balance Sheets (continued)

As at	March 31, 2007		December 31, 2006		March 31, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$161,643	$137,367	$161,799	$130,819	$159,100	$131,564
Deferred realized net gains	-	121	-	4,442	-	4,391
Bank deposits	7,921	7,921	7,845	7,845	5,890	5,890
Consumer notes	2,780	2,711	2,860	2,860	2,912	2,912
Future income tax liability(2)	2,736	2,564	2,707	2,258	2,068	1,559
Derivatives	1,309	2,251	706	910	503	468
Other liabilities	8,239	5,955	8,099	5,543	8,728	6,874
	$184,628	$158,890	$184,016	$154,677	$179,201	$153,658
Long-term debt	3,019	3,016	3,040	3,058	2,548	2,551
Liabilities for preferred shares and
capital instruments	1,988	1,990	2,572	2,567	1,911	1,911
Non-controlling interest in subsidiaries	411	207	400	202	239	203
Segregated funds net liabilities (1)	169,447	-	163,483	-	143,677	-
Common shares, preferred shares,
retained earnings and contributed
surplus	29,185	28,665	29,172	28,665	28,894	27,768
Accumulated other comprehensive
income (loss)
on available-for-sale securities
and cash flow hedges	3,417	1,846	3,364	-	2,088	-
on translation of net foreign
operations	(3,312)	(3,321)	(2,958)	(3,009)	(3,027)	(3,159)
Total liabilities and equity	$388,783	$191,293	$383,089	$186,160	$355,531	$182,932
Segregated funds net liabilities (1)	$-	$179,441	$-	$172,937	$-	$151,858
(1) U.S. GAAP terminology is separate accounts.
(2) U.S. GAAP terminology is deferred income taxes.

b) Condensed Consolidated Statements of Operations

For the three months ended March 31,	2007		2006
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$3,148	$4,731	$3,037	$4,675
Net investment income (investment income)	2,798	2,549	2,568	2,609
Fee income and other revenue	1,710	1,340	1,472	1,120
Total revenue	$7,656	$8,620	$7,077	$8,404
Policy benefits and expenses
Policyholder benefits	$4,527	$4,915	$4,302	$4,887
Commissions, investment and general expenses	1,136	1,990	1,047	1,936
Amortization of deferred acquisition
costs and value of business acquired	488	-	344	-
Other	352	373	290	286
Total policy benefits and expenses	$6,503	$7,278	$5,983	$7,109
Income before income taxes and change
in accounting policy	$1,153	$1,342	$1,094	$1,295
Income taxes	(281)	(355)	(307)	(349)
Net income	$872	$987	$787	$946

Weighted average number of
common shares outstanding (in millions):
Basic	1,546	1,546	1,584	1,584
Diluted	1,562	1,562	1,601	1,601
Earnings per share:
Basic	$0.56	$0.63	$0.50	$0.60
Diluted	$0.56	$0.63	$0.49	$0.59

c) Reconciliation of Canadian GAAP to U.S. GAAP

As described in note 2, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments - Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises - Specific Items”.

Although these new standards substantially harmonize the Canadian GAAP and U.S. GAAP accounting standards for financial instruments, derivatives, and other comprehensive income, except for the availability of fair value option for financial instruments under Canadian GAAP, the Company has designated securities and private placements differently for Canadian GAAP than U.S. GAAP. This classification difference creates reconciling items in 2007 between Canadian GAAP and U.S. GAAP. Under U.S. GAAP bonds, stocks and private placements are classified as AFS. For Canadian GAAP, because the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities, to eliminate recognition inconsistency, bond and stock securities that support policy liabilities have been designated as fair value. In addition, private placements that are not traded in an active market qualify as loans for Canadian GAAP, but are securities for U.S. GAAP

The change in Canadian GAAP standards also harmonized the accounting for other than temporary impairments, except that unrealized losses on AFS assets caused by interest rate movements on assets that the Company does not have the intent and ability to hold to recovery, are recognized as impairments to income for U.S. GAAP and not for Canadian GAAP.

In addition, the fair value option was elected for consumer notes for Canadian GAAP whereas under U.S. GAAP, consumer notes are carried at amortized cost.

Because the securities supporting policy liabilities are designated as fair value, there are cash flow hedges for U.S. GAAP that do not qualify for hedge accounting under Canadian GAAP. Forward starting interest rate swap agreements used to offset the variable cash flows associated with future fixed income asset acquisitions are designated as cash flow hedging items for U.S. GAAP purposes, and as trading derivatives for Canadian GAAP.

Net income reconciliation

For the three months ended March 31,	2007	2006
Net income determined in accordance with Canadian GAAP	$987	$946
Net investment income
Bonds excluding other than temporary impairments	101	(7)
Interest rate related other than temporary impairments	(74)	-
Stocks	154	(97)
Cash flow hedges	114	-
Real estate	(65)	(39)
Other	16	26
	246	(117)
Deferred acquisition costs, net of amortization	344	518
Value of business acquired amortization	(47)	(44)
Consumer notes fair value adjustment	21	-
Policy liabilities	(746)	(567)
Commissions, investment and general expenses	(11)	-
Future income taxes on above items	78	51
Net income determined in accordance with U.S. GAAP	$872	$787

Other comprehensive income reconciliation

For the three months ended	March 31, 2007		March 31, 2006
	Canadian		U.S.	U.S.
	GAAP	Differences	GAAP	GAAP
Net income	$987	$(115)	$872	$787
Other comprehensive income (loss)
Changes in unrealized gains on available-for-sale
financial securities	107	(101)	6	(1,477)
Adjustments to net unrealized gains (losses)
Actuarial liabilities	-	148	148	345
Deferred acquisition costs	-	53	53	(73)
Deferred revenue	-	(5)	(5)	(20)
Value of business acquired	-	(45)	(45)	51
Changes in gains on derivative investments
designated as cash flow hedges	27	(114)	(87)	(260)
Additional pension obligation	-	(2)	(2)	-
Future income taxes on the above items	(29)	10	(19)	508
Changes in unrealized currency translation gains
(losses) of self -sustaining operations	(312)	87	(225)	57
Total other comprehensive income (loss)	$(207)	$31	$(176)	$(869)
Total comprehensive income (loss)	$780	$(84)	$696	$(82)

d)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission. MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company, and therefore these financial statements are incorporated by reference in the registration statements of MFC and the subsidiaries.

Condensed Consolidating Balance Sheets

As at March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$2	$120	$62,546	$7,540	$111,542	$-	$181,750
Investments in unconsolidated
subsidiaries	30,439	12,886	3,767	162	-	(47,254)	-
Other assets	564	1,015	13,875	3,312	30,711	(11,891)	37,586
Separate account assets	-	-	12,693	9,185	147,569	-	169,447
Total assets	$31,005	$14,021	$92,881	$20,199	$289,822	$(59,145)	$388,783

Liabilities and equity
Policy liabilities	$-	$-	$59,534	$7,458	$97,658	$(3,007)	$161,643
Consumer notes	-	-	2,780	-	-	-	2,780
Other liabilities	1,021	87	5,190	1,052	18,770	(5,915)	20,205
Long-term debt	350	1,347	547	-	2,624	(1,849)	3,019
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,644	-	1,988
Non-controlling interest in
subsidiaries	-	-	-	-	430	(19)	411
Separate account liabilities	-	-	12,693	9,185	147,569	-	169,447
Shareholders' equity	29,290	12,587	12,137	2,504	21,127	(48,355)	29,290
Total liabilities and
equity	$31,005	$14,021	$92,881	$20,199	$289,822	$(59,145)	$388,783

Condensed Consolidating Balance Sheets (continued)

As at March 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$294	$169	$66,101	$7,184	$102,396	$(287)	$175,857
Investments in unconsolidated
subsidiaries	27,941	12,534	3,783	163	-	(44,421)	-
Other assets	1,289	318	13,689	3,703	27,400	(10,402)	35,997
Separate account assets	-	-	12,988	8,961	121,728	-	143,677
Total assets	$29,524	$13,021	$96,561	$20,011	$251,524	$(55,110)	$355,531

Liabilities and equity
Policy liabilities	$-	$-	$63,353	$7,172	$91,626	$(3,051)	$159,100
Consumer notes	-	-	2,912	-	-	-	2,912
Other liabilities	875	92	4,876	1,440	15,841	(5,935)	17,189
Long-term debt	350	1,334	575	-	2,091	(1,802)	2,548
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,567	-	1,911
Non-controlling interest in
subsidiaries	-	-	-	-	340	(101)	239
Separate account liabilities	-	-	12,988	8,961	121,728	-	143,677
Shareholders' equity	27,955	11,595	11,857	2,438	18,331	(44,221)	27,955
Total liabilities and
equity	$29,524	$13,021	$96,561	$20,011	$251,524	$(55,110)	$355,531

Condensed Consolidating Statements of Operations

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$705	$23	$2,422	$(2)	$3,148
Net investment income	1	16	906	114	1,781	(20)	2,798
Fee income and other revenue	16	-	107	69	1,594	(76)	1,710
Total revenue	$17	$16	$1,718	$206	$5,797	$(98)	$7,656

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,253	$82	$3,192	$-	$4,527
Commissions, investment and general expenses	11	4	122	13	1,058	(72)	1,136
Amortization of deferred acquisition
costs and value of business acquired	-	-	44	21	423	-	488
Other	3	16	102	6	250	(25)	352
Total policy benefits and expenses	$14	$20	$1,521	$122	$4,923	$(97)	$6,503

Income (loss) before income taxes	$3	$(4)	$197	$84	$874	$(1)	$1,153
Income tax (expense) recovery	(2)	4	(69)	(27)	(185)	(2)	(281)
Income (loss) after income taxes	$1	$-	$128	$57	$689	$(3)	$872
Equity in net income of unconsolidated
subsidiaries	871	264	80	1	-	(1,216)	-
Net income	$872	$264	$208	$58	$689	$(1,219)	$872

For the three months ended March 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$758	$21	$2,260	$(2)	$3,037
Net investment income	-	6	919	97	1,554	(8)	2,568
Fee income and other revenue	9	3	100	128	1,311	(79)	1,472
Total revenue	$9	$9	$1,777	$246	$5,125	$(89)	$7,077

Policy benefits and expenses
Policyholder benefits	$-	$-	$1,423	$133	$2,746	$-	$4,302
Commissions, investment and general expenses	6	-	3	136	972	(70)	1,047
Amortization of deferred acquisition
costs and value of business acquired	-	-	63	5	276	-	344
Other	4	13	80	8	201	(16)	290
Total policy benefits and expenses	$10	$13	$1,569	$282	$4,195	$(86)	$5,983

Income (loss) before income taxes	$(1)	$(4)	$208	$(36)	$930	$(3)	$1,094
Income tax (expense) recovery	(2)	4	(32)	14	(293)	2	(307)
Income (loss) after income taxes	$(3)	$-	$176	$(22)	$637	$(1)	$787
Equity in net income of unconsolidated
subsidiaries	790	194	(6)	2	-	(980)	-
Net income	$787	$194	$170	$(20)	$637	$(981)	$787

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$872	$264	$208	$58	$689	$(1,219)	$872
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(871)	(264)	(80)	(1)	-	1,216	-
Increase in actuarial liabilities
and policy related items	-	-	279	120	1,240	-	1,639
Net realized investment gains
and other investment items	-	-	(29)	(15)	(516)	2	(558)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(21)	(22)	(253)	-	(296)
Amortization of premium/discount	-	-	79	7	(53)	-	33
Other amortization	-	(2)	17	3	72	-	90
Future income tax expense (recovery)	1	(4)	91	17	74	2	181
Stock-based compensation	-	-		-	7	-	7
Non-controlling interest in subsidiaries	-	-		-	7	-	7
Net income (loss) adjusted for non-cash items	$2	$(6)	$544	$167	$1,267	$1	$1,975
Change in other operating assets and
liabilities	89	7	(338)	54	(259)	(1)	(448)
Cash provided by
operating activities	$91	$1	$206	$221	$1,008	$-	$1,527

Investing activities
Purchase and mortgage advances	$-	$-	$(2,293)	$(331)	$(9,903)	$-	$(12,527)
Disposals and repayments	-	-	3,199	286	9,138	-	12,623
Changes in investment broker net
receivables and payables	-	-	43	(3)	37	-	77
Cash provided by (used in)
investing activities	$-	$-	$949	$(48)	$(728)	$-	$173

Condensed Consolidating Statements of Cash Flows (continued)

For the three months ended March 31, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold but not yet
purchased	$-	$-	$-	$-	$179	$-	$179
Issue of long-term debt	-	-	(556)	-	555	-	(1)
Repayment of long-term debt	-	-	-	-	(570)	-	(570)
Redemptions in John Hancock
Fixed institutional products	-	-	(847)	(20)	(197)	-	(1,064)
Bank deposits, net	-	-	-	-	78	-	78
Consumer notes redeemed, net	-	-	(51)	-	-	-	(51)
Preferred share dividends	(7)	-	-	-	(1)	-	(8)
Common share dividends	(310)	-	-	-	-	-	(310)
Notes payable to subsidiary	752	-	-	-	-	(752)	-
Notes receivable from subsidiary	(184)	-	-	-	-	184	-
Notes payable to parent	-	-	-	-	184	(184)	-
Notes receivable from parent	-	-	-	-	(752)	752	-
Notes payable to affiliate	15	-	(4)	-	46	(57)	-
Notes receivable from affiliate	-	-	2	-	(59)	57	-
Funds repaid, net	-	-	-	-	(2)	-	(2)
Purchase and cancellation of common shares	(402)	-	-	-	-	-	(402)
Tax benefit of stock options exercised	-	-	2	-	(1)	-	1
Common shares issued on exercise of options	45	-	-	-	-	-	45
Cash (used in) provided by
financing activities	$(91)	$-	$(1,454)	$(20)	$(540)	$-	$(2,105)
Cash and short-term securities
Increase (decrease) during the period	$-	$1	$(299)	$153	$(260)	$-	$(405)
Currency impact on cash and short-term
securities	-	(1)	(8)	(3)	(53)	-	(65)
Balance, January 1	2	121	651	217	9,393	-	10,384
Balance, March 31	$2	$121	$344	$367	$9,080	$-	$9,914

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$121	$651	$217	$9,807	$-	$10,798
Net payments in transit, included in
other liabilities	-	-	-	-	(414)	-	(414)
Net cash and short-term securities,
January 1	$2	$121	$651	$217	$9,393	$-	$10,384

End of period
Gross cash and short-term securities	$2	$121	$344	$367	$9,603	$-	$10,437
Net payments in transit, included in
other liabilities	-	-	-	-	(523)	-	(523)
Net cash and short-term securities,
March 31	$2	$121	$344	$367	$9,080	$-	$9,914

Condensed Consolidating Statements of Cash Flows

For the three months ended March 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$787	$194	$170	$(20)	$637	$(981)	$787
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(790)	(194)	6	(2)	-	980	-
Increase in actuarial liabilities
and policy related items	-	-	201	65	854	-	1,120
Net realized investment gains
and other investment items	-	-	(27)	(6)	(396)	-	(429)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(6)	(68)	(401)	-	(475)
Amortization of premium/discount	-	-	132	12	2	-	146
Other amortization	-	-	3	-	49	-	52
Future income tax expense (recovery)	(3)	(4)	58	18	122	-	191
Stock-based compensation	-	-	1	-	7	-	8
Non-controlling interest in subsidiaries	-	-	2	-	8	-	10
Net income (loss) adjusted for non-cash items	$(6)	$(4)	$540	$(1)	$882	$(1)	$1,410
Change in other operating assets and
liabilities	66	30	(245)	130	(261)	(11)	(291)
Cash provided by
operating activities	$60	$26	$295	$129	$621	$(12)	$1,119

Investing activities
Purchase and mortgage advances	$-	$-	$(4,051)	$(815)	$(13,605)	$-	$(18,471)
Disposals and repayments	-	-	4,035	476	12,852	-	17,363
Changes in investment broker net
receivables and payables	-	-	16	106	506	-	628
Net cash decrease from sale of subsidiaries	-	-	-	-	(113)	-	(113)
Subscription of preferred shares
issued by a subsidiary	(15)	-	-	-	-	15	-
Cash (used in) provided by
investing activities	$(15)	$-	$-	$(233)	$(360)	$15	$(593)

Condensed Consolidating Statements of Cash Flows (continued)

For the three months ended March 31, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet
purchased	$-	$-	$-	$-	$(380)	$-	$(380)
Issue of long-term debt	350	-	-	-	1	-	351
Repayment of long-term debt	-	-	-	-	(252)	-	(252)
Redemptions in John Hancock Fixed
institutional products	-	-	(1,229)	70	114	-	(1,045)
Bank deposits, net	-	-	-	-	670	(252)	418
Consumer notes issued, net	-	-	8	-	-	-	8
Preferred share dividends	(7)	-	-	-	-	-	(7)
Common share dividends	(277)	-	-	-	-	-	(277)
Notes payable to subsidiary	889	-	-	-	-	(889)	-
Notes receivable from subsidiary	(817)	-	-	-	-	817	-
Notes payable to parent	-	-	-	-	817	(817)	-
Notes receivable from parent	-	-	-	-	(889)	889	-
Capital from joint venture partner	-	-	-	-	7	-	7
Funds repaid, net	-	-	-	-	(34)	-	(34)
Purchase and cancellation of common shares	(255)	-	-	-	-	-	(255)
Preferred shares issued by a subsidiary	-	-	-	-	15	(15)	-
Common shares issued on exercise of options	60	-	-	-	-	-	60
Preferred shares issued, net	294	-	-	-	-	-	294
Cash provided by (used in)
financing activities	$237	$-	$(1,221)	$70	$69	$(267)	$(1,112)
Cash and short-term securities
Increase (decrease) during the period	$282	$26	$(926)	$(34)	$330	$(264)	$(586)
Currency impact on cash and short-term
securities	-	-	3	-	16	-	19
Balance, January 1	12	142	1,745	226	6,259	(77)	8,307
Balance,March 31	$294	$168	$822	$192	$6,605	$(341)	$7,740
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$12	$142	$1,745	$226	$6,720	$(77)	$8,768
Net payments in transit, included in
other liabilities	-	-	-	-	(461)	-	(461)
Net cash and short-term securities,
January 1	$12	$142	$1,745	$226	$6,259	$(77)	$8,307
End of period
Gross cash and short-term securities	$294	$168	$822	$192	$7,148	$(341)	$8,283
Net payments in transit, included in
other liabilities	-	-	-	-	(543)	-	(543)
Net cash and short-term securities,
March 31	$294	$168	$822	$192	$6,605	$(341)	$7,740

e) U.S. GAAP Accounting Policy Changes

Accounting for leveraged leases

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.”  (See note 2b for details.)

Accounting for uncertainty in income taxes
Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material adjustment required to the reserves for uncertain income tax positions as a result of adopting FIN 48.

Deferred acquisition costs

I In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.   This guidance is effective for the Company’s fiscal year beginning January 1, 2007, on a prospective basis.  Upon adoption of SOP 05-1, the Company reduced its deferred acquisition costs by $36 with off setting adjustment of the opening balance of retained earnings.

Accounting for certain hybrid financial instruments

Effective January 1, 2007, the Company adopted FASB Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring on or after January 1, 2007.  This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets.  SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives.  Use of this fair value option requires changes in fair value of the financial instrument be recorded in income.  Adoption of this standard did not impact the consolidated financial statements of the Company.

f) Future U.S. GAAP Accounting Policy Changes

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate that earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings. Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities. SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable. The Company is currently evaluating the impact SFAS 159 will have on its consolidated financial statements.

N O T E 15 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007	2006
	Q1	Q4	Q3	Q2	Q1
Net income	$987	$1,108	$968	$948	$946
Less: net income (loss) attributed to participating policyholders	1	8	(6)	(11)	(6)
Net income attributed to shareholders	$986	$1,100	$974	$959	$952
Preferred share dividends	(8)	(8)	(7)	(8)	(7)
Net income available to common shareholders	$978	$1,092	$967	$951	$945

Premiums and deposits:
Life and health insurance premiums	$3,678	$3,996	$3,629	$3,593	$3,552
Annuity and pension premiums	1,053	1,084	1,049	1,078	1,123
Segregated fund deposits	10,751	7,879	7,705	7,997	9,706
Mutual fund deposits	2,468	2,063	2,177	2,409	2,621
ASO premium equivalents	577	547	533	570	575
Other fund deposits	262	250	208	230	365
Total premiums and deposits	$18,789	$15,819	$15,301	$15,877	$17,942

Funds under management:
General fund	$174,035	$171,164	$163,183	$162,215	$167,381
Segregated funds	178,583	172,048	153,863	146,200	151,204
Mutual funds	40,383	40,601	36,994	35,043	36,736
Other funds	33,321	30,204	26,830	26,186	30,438
Total funds under management	$426,322	$414,017	$380,870	$369,644	$385,759

Capitalization:
Long-term debt*	$3,016	$3,058	$2,472	$2,487	$2,551
Liabilities for preferred shares and capital instruments	1,990	2,567	1,886	1,897	1,911
Non-controlling interest in subsidiaries	207	202	207	204	203
Equity
Participating policyholders' equity	156	142	134	140	151
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	14,207	14,248	14,211	14,294	14,503
Contributed surplus	125	125	95	92	91
Retained earnings	13,539	13,512	12,770	12,363	12,385
Accumulated other comprehensive loss	(1,475)	(3,009)	(3,872)	(3,821)	(3,159)
Total capital	$32,403	$31,483	$28,541	$28,294	$29,274
* Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.63	$0.71	$0.62	$0.61	$0.60
Diluted earnings per common share	$0.63	$0.70	$0.62	$0.60	$0.59
Return on common shareholders' equity (annualized)	15.0%	18.0%	16.6%	16.3%	16.3%
Adjusted return on common shareholders' equity (annualized)	16.1%	18.0%	16.6%	16.3%	16.3%
Book value per common share	$17.15	$16.08	$15.01	$14.74	$15.07
Market value to book value ratio	2.31	2.45	2.40	2.40	2.43
Market capitalization ($ billions)	61.1	60.9	55.7	55.0	57.9
Common shares outstanding (in millions)
End of period	1,539	1,547	1,546	1,556	1,580
Weighted average - basic	1,546	1,545	1,551	1,570	1,584
Weighted average - diluted	1,562	1,561	1,566	1,586	1,601

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel: (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel: 1-800-795-9767
Fax: (416) 926-3503
e-mail: investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address , changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax: 1-877-713-9291
e-mail: inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ 07606-3420 U.S.A.
Tel: 1-800-249-7702
e-mail : shrrelations@mellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: 852-2862-8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel: (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular
·	Notice of Annual Meeting
·	Shareholders Reports
·	Public Accountability Statement
·	Corporate Governance material

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2007, Manulife Financial had total capital of Cdn $32.4 billion, including Cdn $26.4 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
FitchRatings	AA+	(2nd of 9 categories)
Moody’s	Aa2	(2nd of 9 categories)
Standard & Poor’s	AAA	(1st of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at May 7, 2007, there were 1,536 million common shares outstanding.

January 1 - March 31, 2007	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 41.49	$ 35.45	$ 276	P 1670
Low	$ 38.05	$ 32.43	$ 257	P 1580
Close	$ 39.70	$ 34.45	$ 268	P 1640
Average Daily Volume (000)	2,258	641	94	1

Consent to receive documents electronically

Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

Computer Requirements: To view, download or save the documents, you will need a personal computer with a minimum of 486/33 processor (or Macintosh LCIII) with at least 16 MB of RAM, Windows 3.1, access to an Internet Services Provider with Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher) and an Acrobat Reader 3.0 (or higher) to read the material. A link will be provided to allow downloading of Acrobat Reader if you do not already have it installed.

……………………………………………………….…..……… Detach Here ……….………………………………………………………......

To receive documents electronically when they are available through Manulife Financial’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife Financial documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife Financial’s Web site. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.
The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

______________________________________
Shareholder Name

______________________________________
Contact Phone Number

______________________________________
Shareholder email Address

______________________________________
Shareholder Signature

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Date